CHAMPION MORTGAGE HOLDINGS CORP.
                             20 Waterview Boulevard
                          Parsippany, New Jersey 07054


May 28, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Champion Mortgage Holdings Corp.
         Registration Statement on Form S-1 of 4,025,000 Shares of Common Stock (Registration No. 333-21513) (The "Registration Statement")

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") by Champion Mortgage Holdings Corp. (the "Company") on February 10, 1997 and the Registration Statements on Forms 8-A and 8-A/A (together with the Registration Statement, the "Registration Statements") which were submitted in connection with the Company's proposed initial public offering of its common stock.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statements. The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statements.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statements as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, James R. Tanenbaum of Stroock & Stroock & Lavan LLP at
(212) 806-6048.

                                          Very truly yours,

                                          CHAMPION MORTGAGE HOLDINGS CORP.


                                          /S/ Daniel L. Rich
                                          Name:  Daniel L. Rich
                                          Title: Senior Vice President


cc:      Russell H. Bates, Esq.
         James R. Tanenbaum, Esq.